China Logistics Group, Inc.
23F. Gutai Beach Building No. 969
Zhongshan Road (South)
Shanghai, China  90723

telephone: 86-21-63355100

September 9, 2009

‘CORRESP’

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

  Re:    China Logistics Group, Inc. (the “Company”)
            Item 4.02 Form 8-K
    Filed August 27, 2009
    File No. 0-31497

Ladies and Gentlemen:

                The Company is in receipt of the staff’s letter of comment dated September 1, 2009 on the above referenced filing.  Following are the Company’s response to such comment.  Concurrently, the Company has filed a Current Report on Form 8-K/A to provide the additional requested disclosure.

Item 4.02 Form 8-K Filed August 27, 2009

1.	Please provide a brief description of the facts underlying the conclusion to the extent known at the time of filing that your financial statements for the year ended December 31, 2008 and the three months ended March 31, 2009 should no longer be relied upon. The description should include a description of the accounting errors that will be corrected in the amended filings. Refer to Item 4.02(a)(2)
of Form 8-K.

RESPONSE:  The Company has expanded the disclosure in Item 4.02 in the amended 8-K as filed to provide a brief description of the facts underlying the conclusion to the extent known at the time of filing that its financial statements for the year ended December 31, 2008 and the three months ended March 31, 2009 should no longer be relied upon.

                The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ Wei Chen
Wei Chen
CEO and President